May 31, 2007

H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Java Detour, Inc.
Amendment No. 4 to Registration Statement on Form 10-SB (File No. 0-52357)
Filed December 8, 2006 and Amendment No. 4 to Registration Statement on
Form SB-2 (File No. 333-139731) Filed December 29, 2006

Ladies and Gentlemen:

On behalf of Java Detour, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 4 (the “Form 10-SB Amendment No. 4”) to the registration statement on Form 10-SB filed on December 8, 2006 (File No. 0-52357) (the “Form 10-SB Registration Statement”) and Amendment No. 4 (the “SB-2 Amendment No. 4”) to the registration statement on Form SB-2 filed on December 29, 2006 (File No. 333-139731) (the “SB-2 Registration Statement”). We are also forwarding to you via Federal Express courtesy copies of this letter, Form 10-SB Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3 to Form 10-SB as filed on May 2, 2007, and SB-2 Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3 to SB-2 as filed on May 2, 2007.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated May 15, 2007, in respect of Amendment No. 3 to the Form 10-SB Registration Statement and Amendment No. 3 to the SB-2 Registration Statement. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 3 to Registration Statement on Form 10-SB

General

1.	Comment: As you have been previously advised, our comments on your Registration Statement on Form 10-SB also apply to your Registration Statement on Form SB- 2. Please revise as necessary.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Response: We respectfully note the Staff’s comment and have made similar revisions to the Company’s Registration Statement on Form SB-2 in accordance with the Staff’s comments on the Company’s Registration Statement on Form 10-SB.

2.
Comment: We note that the territory referenced in Exhibit A to the Master Franchise Agreement filed as Exhibit 10.16 to the Form 10-SB and incorporated by reference as Exhibit 10.16 to your Form SB-2 includes Iran, Sudan and Syria. Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe your current, past and anticipated contacts with these countries, if any, whether directly or through indirect arrangements, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the contacts, individually or in the aggregate, constitute a material investment risk to your security holders.

Response: We respectfully note the Staff’s comment. First, the Company grants the exclusive right to develop, open and/or license Java Detour® franchises in the territories set forth in Exhibit A to the Master Franchise Agreement (the “Territories”) to Java Universe, LLC, a Nevada limited liability company and unrelated third party (“Java Universe”), all subject to the terms and conditions of the Master Franchise Agreement and any laws or regulations of the United States of America. Pursuant to the terms of the Master Franchise Agreement, a separate franchise agreement shall be entered into for each Java Detour® franchised store developed by Java Universe in the Territory with the Company’s prior written approval required in connection with each such agreement. Consequently, no franchised stores will be opened in any of the Territories without the Company’s prior written approval. With respect to the Company’s contacts with Iran, Sudan and Syria, the Company has no past or current contacts with such countries other than to the extent that it has sold exclusive franchise and license rights to those countries to Java Universe. Further, the Company does not currently anticipate any future contacts with such countries. The Company’s only contact with such countries, whether direct or indirect, is by virtue of their inclusion on Exhibit A to the Master Franchise Agreement as part of the Territories sold to Java Universe. The Company does not presently have any intention of approving any franchise agreements for franchised stores in Iran, Sudan or Syria. If and when such countries are no longer identified as state sponsors of terrorism and it becomes a viable option to engage in business in such countries, the Company may reassess its position at that time and consider whether to approve franchise agreements for franchised stores in such countries. Given the Company’s lack of contact with any of the countries identified as state sponsors of terrorism, it is the Company’s position that the inclusion of such countries in the Territories sold pursuant to the Master Franchise Agreement is immaterial and does not constitute a material risk to its security holders.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

3.
Comment: Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Response: We respectfully note the Staff’s comment and refer to the Company’s response to Comment 2 above. As noted in Comment 2, the Company has no past, current or anticipated contacts with Iran, Sudan or Syria. Given the Company’s lack of contact with such countries, there is no materiality analysis required, whether quantitative or qualitative. There are no revenues, assets and/or liabilities to quantify with respect to the Company’s contact with Iran, Sudan and Syria. Further, the Company does not believe that it needs to make any additional disclosures with respect to the Master Franchise Agreement that a reasonable investor would deem important in making an investment decision in the Company.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Merger, page 1

4.
Comment: We note your response to our comment, but we continue to believe your reference to “Company”, “we” etc as it relates to Java Detour is unnecessary since the meaning is clear. Please revise the 1st paragraph to delete the 1st sentence.

Response: We respectfully note the Staff’s comment and have deleted the sentence as requested.

Company-Owned Stores, page 3

5.
Comment: You indicate you opened six stores developed for you by First Street Ventures. However, under First Street Ventures LLC and our Company on page 32 you indicate that First Street Ventures developed five turn-key stores under the Java Detour® brand during the 3-year term of the Development Agreement. Please advise or revise as necessary throughout your document.

Response: We respectfully note the Staff’s comment and have revised the disclosures to accurately indicate that First Street Ventures developed 6 stores for the Company. The reference to 5 stores was a typographical error.

Coffee Beans, page 7

6.
Comment: We have reviewed your response to comment 5 in our letter dated April 24, 2007. Since it appears that (a) there is no or a nominal amount of corresponding cost of sales related to your rebate revenues and (b) the services you provide to Landgrove Coffee are not readily marketable to other vendors, it appears that the rebates should be classified in other income. Please revise your financial statements accordingly or further tell us how your classification is supported by authoritative accounting guidance.

Response: We respectfully note the Staff’s comment and have revised the Company’s financial statements accordingly.

Reverse Merger, page 31

7.
Comment: Expand this section to also indicate whether PFK Development had any prior relationship with Media USA. In addition, indicate whether any person or entity in Media USA has any ongoing relationship with the company other than as a shareholder. In addition, state the method and basis used in determining the terms of each of your affiliated transactions.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Response: We respectfully note the Staff’s comment and have updated the related party disclosure to confirm that PFK Development had no prior relationship with Media USA. Further, we have updated the disclosure to confirm that no person or entity in Media USA has any ongoing relationship with the company other than as a shareholder. We have also updated the disclosure to state the method and basis the Company uses in determining the terms of each of its affiliated transactions.

First Street Ventures, page 32

8.	Comment: Indicate the related parties in First Street to the company.

Response: We respectfully note the Staff’s comment and note that the disclosure under “Certain Relationships, Related Transactions and Director Independence-First Street Ventures LLC and our Company” indicates that First Street Ventures received shares of JDCO common stock from current officers and directors of the Company which were subsequently exchanged for shares of the Company’s common stock upon closing of the reverse merger. Consequently, First Street Ventures is a related party by virtue of being a shareholder of the Company. No person or entity in First Street Ventures has any ongoing relationship with our company other than as a beneficial owner of shares of the Company’s common stock. We have updated the disclosure in an effort to clarify the nature of First Street Venture’s relationship with the Company.

Retail Store Acquisitions and Dispositions, page 33

9.
Comment: Indicate what the consideration was for the difference in the purchase price and the promissory note paid. Expand your disclosure here and your other agreements as relevant to address the accrued interest.

Response: We respectfully note the Staff’s comment and have revised the Company’s disclosure to indicate that the remaining consideration for the sale of the Citrus Heights store was paid in cash. We have also updated the relevant disclosures to address accrued interest payments, as applicable.

Hunter World Markets, Inc., page 34

10.	Comment: Name your then controlling shareholder if a continued affiliation. Please advise.

Response: We respectfully note the Staff’s comment and have updated the disclosure to identify the then controlling shareholder of Media USA as Tri-mark Manufacturing, Inc. We also note that Tri-mark does not have any continued affiliation with the Company other than to the extent that its designee holds warrants to purchase 20,000 shares of the Company’s common stock.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Consolidated Statement of Operations for the Years Ended December 31, 2006 and 2005, page F-4

11.
Comment: We have reviewed your response to comment 9 in our letter dated April 24, 2007. Please note that for purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company (Media USA) to the operating entity (Java Detour). For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of BPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the Numbers determined for the two periods as described. The EPS for comparative periods should be computed by dividing the earnings of the operating entity by the number of shares issued by the shell company to the operating entity in the recapitalization. The EPS calculations should be further adjusted, however, for the effect of a change in the number of issued shares of the operating entity during the year in which the recapitalization occurred or in the earlier years for which comparative figures are presented. Please demonstrate that your EPS figures were computed consistent with this guidance. In your response, please clearly indicate the number of shares issued by the shell company in consummating the recapitalization and the number of operating entity shares acquired.

Response: We respectfully note the Staff’s comment and have provided a revised schedule of stockholders’ equity statement activity that occurred in 2006 and includes the EPS computations as Annex A to this response letter.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended December 31, 2006 and 2005, page F-5

12.
Comment: We have reviewed your response to comment 10 in our letter dated April 24, 2007. It is unclear how the amounts in Annex B reconcile to those in your consolidated statements of changes in stockholders’ equity. It also does not appear that Annex B reflects the 8-for-1 stock split. Please provide us with a revised schedule of stockholders’ equity statement activity that occurred in 2006 which includes the following:

a. The date of each transaction; and

b. The amount of shares issued pre stock-split reconciled to the amount of the post stock-split number of shares presented in the stockholders' equity statement

Response: We respectfully note the Staff’s comment and have provided a revised schedule of stockholders’ equity statement activity that occurred in 2006 as Annex A to this response letter.

Revenue Recognition

Rewards/Gift Cards, page F-10

13.
Comment: We have reviewed your response to comment 12 in our letter dated April 24, 2007. Please tell us the date you began selling gift cards and provide us with a summary of your historical gift card redemption pattern that supports your breakage estimate and demonstrates that the demand for future performance is remote and the estimate of breakage is based on a large population of homogeneous transactions. The summary should include the number and dollar amount of gift cards sold for each quarter included in the historical period used to determine your breakage estimate and the redemptions, in dollars and percentage of total, for each subsequent quarterly period. For example, tell us the amount of quarterly gift card sales in fiscal 2005 and quantify the portion redeemed in each of the quarters in fiscal 2005 and 2006. In addition, please tell us how you have accounted for breakage subsequent to your cumulative breakage adjustment. In circumstances where you are able to demonstrate that the demand for future performance is remote and the estimate of breakage is based on a large population.

Of homogeneous transactions, breakage should either be recognized ratably over a period that is representative of the period of time the breakage estimate is expected to be realized or at the end of the estimated breakage period, whichever is appropriate in the circumstances.

H. Christopher Owings
Securities and Exchange Commission
May 31, 2007

Response: We respectfully note the Staff’s comment and have provided a supplemental disclosure of the history of the gift card program as well as the Company’s policy on a going forward basis as Annex B to this response letter.

Please do not hesitate to contact the undersigned or Joanne Johnson, at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Michael Binninger, Java Detour, Inc. (w/o enclosures)
Anita Karu, Securities and Exchange Commission (w/o enclosures)

Annex B

Gift Card Accounting Policy

The Company began selling gift cards in 2004. Management considered the following guidance as well as a recommendation by its former auditors in recording the cumulative adjustment to the liability for gift cards.

Paragraph 16 of Financial Accounting Standards Board Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”), concludes that a liability should be de-recognized when the obligor has been legally released from its obligation. Applying the guidance in FAS 140, a gift card liability should not be reversed into income until it is paid or legally extinguished, but management believed that de-recognition may also be acceptable in certain circumstances if the Company can demonstrate that it is remote that the customer will require performance. This reasoning was set out in a statement by SEC staff at the 2005 AICPA National Conference on Current SEC and PCAOB Developments. Although this is not authoritative or directly applicable to the Company, management believed that the reasoning is applicable.

Normally, the Company should de-recognize its liability only when it has fulfilled its performance obligation. However, if a customer loses a gift card or forgets it has a balance on it, the company will have a liability on the balance sheet that will never be recognized and the sale and the profit on the sale will never be recognized.

The Company recorded a cumulative adjustment of $13,402 as other income related to rewards/gift cards. The adjustment represented approximately 10% of the gift cards sold for both the years ended December 31, 2004 and 2005. The 10% breakage was arrived at by reviewing industry articles on general industry practices for gift card breakage and appeared to be reasonable given the growth of the liability.

During the course of the 2006 audit, the current auditors reviewed the recording and considered the amount immaterial, since it represented less that .2% of the Company’s assets. During this process it was determined that the Company should determine a more verifiable methodology for determining whether or not the redemption of a gift card could be considered remote. The Company has been evaluating the use of the card by its customers for the past two years and has not arrived at a systematic methodology for recording breakage at this time. The Company is working with its gift card provider to develop monthly and quarterly information that will permit it to evaluate the gift card program on a quarterly basis to determine if it can determine a redemption pattern that supports a systematic methodology for recording a breakage estimate. The Company does not anticipate the recording of any breakage estimates until such a methodology can be determined. It also believes that any recording of gift card breakage will continue to be immaterial in light of the Company’s assets.